Pricing Term Sheet

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 7, 2014 to

Prospectus dated August 31, 2012

Registration No. 333-183686

Aon plc

TERM SHEET

€500,000,000 2.875% SENIOR NOTES DUE 2026

Issuer:	Aon plc

Securities:	2.875% Senior Notes due 2026

Guarantor	Aon Corporation

Legal Format:	SEC Registered

Principal Amount:	€500,000,000

Ranking:	Senior Unsecured

Expected Ratings(1):	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Trade Date:	May 7, 2014

Settlement Date (T+5):	May 14, 2014

Maturity Date:	May 14, 2026

Coupon:	2.875%

Yield to Maturity:	2.943%

Spread to Mid-Swap:	+100 bps

Mid-Swap Yield:	1.943%

Benchmark Security:	DBR 1.75% due February 15, 2024

Benchmark Security Spot and Yield:	€102.40 / 1.484%

Denominations:	€100,000 and multiples of €1,000

Interest Payment Dates:	May 14 of each year, beginning May 14, 2015

Price to Public:	99.321%

Proceeds to Issuer (before expenses):	€494,480,000

Day Count Convention	ACTUAL/ACTUAL (ICMA)

ISIN / Common Code / CUSIP:	XS1062493934 / 106249393 / 00185A AE4

Governing Law:	New York

Expected Listing:	New York Stock Exchange

Optional Redemption:

We may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes and a make whole using a rate of the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement), plus 22 basis points (0.22%).

On or after February 14, 2026, we may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed.

In the event of certain changes in respect of taxes applicable to the Notes or the Guarantee, we may redeem the Notes in whole at any time at a redemption price equal to 100% of the principal amount of the Notes.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Credit Suisse Securities (Europe) Limited Barclays Bank PLC Deutsche Bank AG, London Branch

Senior Co-Managers:	ING Bank N.V. Belgian Branch Natixis

Co-Managers:	ANZ Securities, Inc. Aon Benfield Securities, Inc. BMO Capital Markets Corp. Commerzbank Aktiengesellschaft Lloyds Bank plc Wells Fargo Securities, LLC

Conflicts:

Aon Benfield Securities, Inc. is an indirect wholly owned subsidiary of Aon plc.  This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Institution Regulatory Authority (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (Europe) Limited toll-free at 1-800-221-1037, Barclays Bank PLC at 1-888-603-5847 or Deutsche Bank AG, London Branch at 1-800-503-4611.